FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

22 July 2010

HSBC BANK CANADA

SECOND QUARTER 2010 RESULTSW

•	Reported net income attributable to common shares was C$152 million for the quarter ended 30 June 2010, an increase of 33.3 per cent over the same period in 2009.
•	Reported net income attributable to common shares was C$236 million for the half-year ended 30 June 2010, an increase of 18.6 per cent over the same period in 2009.WW
•

Return on average common equity was 17.6 per cent for the quarter ended 30 June 2010 and 13.8 per cent for the half-year ended 30 June 2010 compared with 13.3 per cent and 11.6 per cent respectively for the same periods in 2009.WW

•	The cost efficiency ratio was 53.2 per cent for the quarter ended 30 June 2010 and 56.9 per cent for the half-year ended 30 June 2010 compared with 51.9 per cent for both comparable periods in 2009.
•	Total assets were C$71.5 billion at 30 June 2010 compared with C$70.5 billion at 30 June 2009.
•	Total funds under management were C$27.9 billion at 30 June 2010 compared with C$24.5 billion at 30 June 2009.
•	Tier 1 capital ratio of 13.0 per cent and a total capital ratio of 15.6 per cent at 30 June 2010 compared to 11.2 per cent and 13.8 per cent respectively at 30 June 2009.WW

W  Results are prepared in accordance with Canadian generally accepted accounting principles.

WW  Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions in accordance with Basel II capital adequacy framework.

Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares for the three months ended 30 June 2010 of C$152 million, an increase of C$38 million, or 33.3 per cent compared with the C$114 million reported in the same period in 2009, and an increase of C$68 million or 81.0 per cent compared to C$84 million for the first quarter of 2010. Net income attributable to common shares for the six months ended 30 June 2010 was C$236 million, compared with the C$199 million reported in the same period in 2009, and an increase of C$37 million or 18.6 per cent. Good results during the first two quarters of 2010 were somewhat masked by the impact of fair value accounting on our economic hedges, US$ denominated assets and liabilities and a portion of our own debt held at fair value. This caused the results to bear charges of C$25 million and C$112 million in the second and first quarters respectively compared to credits of C$14 million and C$35 million for the same periods in 2009, even though no economic gain or loss occurred. Income before tax excluding these items for the second quarter and the year to date 2010 increased by 53.4 per cent and 87.9 per cent respectively over the comparative periods in 2009 and income before taxes for the second quarter increased by 3.8 per cent compared to the first quarter of 2010.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, HSBC Bank Canada, said:

“Strong operating results for the second quarter of 2010 reflect the strength of the bank’s core businesses as revenues continued to increase, credit losses decreased and costs remained well controlled.

“We are benefitting from the recovery of the Canadian economy and our continued support of customers’ personal and business banking needs is resulting in increased demand for our services as conditions improve. Continued investments in new products to serve globally minded businesses and individuals are bringing in new customers and strengthening our brand in Canada.”

Net interest income

Net interest income for the second quarter of 2010 was C$393 million, compared with C$368 million for the same quarter in 2009, an increase of C$25 million, or 6.8 per cent. This resulted from an increase in average interest earning assets from C$60.9 billion to C$61.8 billion and an increase in net interest margin to 2.55 per cent in the quarter compared with 2.42 per cent in the same quarter of 2009, despite a shift in asset mix from higher earning commercial loans to lower yielding government securities as a result of a lower demand for credit.

Net interest income from core banking operations which consists of the Personal Financial Services, Commercial Banking and Global Banking and Markets businesses increased by C$44 million or 16.5 per cent from the same period in 2009. This was as a result of an increase in net interest margin to 2.12 per cent in the second quarter of 2010 from 1.88 per cent in the same period last year, and an increase in average interest earning assets from C$57.1 billion to C$58.8 billion. The net interest margin for core banking operations increased as a result of a more stable interest rate environment than the comparable period in 2009. In addition, net interest margin in the current quarter has been positively impacted by pricing initiatives in previous periods on commercial loans reflecting changes in the credit environment, although the volumes of commercial loans declined. Net interest income for the Consumer Finance business decreased by C$19 million or 18.8 per cent compared to the same quarter in 2009 mainly as a result of a reduction in average receivables of 21.1 per cent to C$3.0 billion.

Net interest income for the three months ended 30 June 2010 increased by C$13 million or 3.4 per cent compared to the first quarter of 2010. Net interest margin increased by five basis points to 2.55 per cent and average interest earning assets increased marginally. The net interest margin for core banking operations increased by three basis points compared to the first quarter of 2010 and the net interest margin for the Consumer Finance business also increased resulting from the expiration of promotional pricing on certain loans.

On a year-to-date basis, net interest income was C$773 million in 2010, compared with C$718 million in the same period last year, an increase of C$55 million, or 7.7 per cent. Net interest margin increased by 16 basis points to 2.52 per cent, while average interest earning assets increased by C$0.4 billion. This was a result of the factors noted above, whereas in 2009 the bank experienced a compression of margins resulting from economic actions taken by governments at that time to counter the world-wide recession.

Non-interest revenue

Non-interest revenue was C$271 million in the second quarter of 2010, compared with C$289 million for the same quarter in 2009, a decrease of C$18 million, or 6.2 per cent. Non-interest revenue in the Global Banking and Markets business in the second quarter of 2010 includes the impact of a charge of C$25 million compared to a credit of C$14 million in the second quarter of 2009 for other mark-to-market accounting losses. Canadian generally accepted accounting principles require that mark-to-market changes in the fair values of derivatives used as hedges for certain of the bank’s non-trading assets and liabilities which do not qualify for hedge accounting are recorded in income although no economic loss has arisen. This includes derivatives related to certain mortgage securitization programs where the bank does not expect to realize any gains or losses as it is our intent to hold such derivatives to maturity. Similarly, changes in market values of certain other non-trading financial assets and liabilities are also required to be included in reported income, even though no economic gain or loss has resulted. These non-cash items are driven largely by changes in market interest and foreign exchange rates or refinement of model assumptions used in valuing certain complex financial instruments. Changes in mark-to-market values can create significant inter-period volatility in the bank’s reported results, but as these instruments are normally held to their maturity, there is no resulting economic loss or gain.

Excluding the impact of other net mark-to-market accounting losses noted above, non-interest revenue increased by C$21 million or 7.6 per cent from the same quarter in 2009. Credit fees were C$10 million higher due to pricing initiatives in the Commercial Banking business. Investment administration fees in the Personal Financial Services business were C$8 million higher reflecting the increased market values of customer portfolios compared to the prior year. Securitisation income was C$8 million higher reflecting a higher volume of transactions compared to the previous year. Other income was C$16 million higher due to increases in recoveries for HSBC Technology Services from other HSBC Group companies as well as increased fees from the Global Investor Immigrant program and loan insurance revenues. Trading revenue in Global Banking and Markets of C$46 million was C$2 million lower in the second quarter of 2010 compared to the same period in the prior year. Included in trading income in 2010 was a C$20 million recovery of previously recorded losses as a result of the disposal of substantially all of the bank’s non-bank Canadian asset-backed commercial paper portfolio (“ABCP”). This compared to a C$11 million increase in valuation recorded on ABCP in 2009, where trading gains also benefited from volatile interest and foreign exchange markets and the favourable impact of foreign currency funding in a lower interest rate environment at that time. Capital market fees in Global Banking and Markets were C$7 million lower due to a lower level of activities in underwriting, advisory, equity and debt markets in 2010 compared to the same period in the previous year. Gains on available-for-sale securities were C$16 million lower reflecting gains on securities sold in the second quarter of 2009.

Non-interest revenue for the three months ended 30 June 2010 was C$105 million or 63.3 per cent higher than the first quarter of 2010. Excluding the impact of other net mark-to-market accounting losses of C$25 million, which were C$87 million better than losses of C$112 million in the first quarter of 2010, non-interest revenue increased by C$18 million or 6.5 per cent. Trading revenue was higher reflecting a recovery of previously recorded losses arising from the disposal of the ABCP portfolio. Other income was C$11 million higher particularly due to increases in fees from Investor Immigrant Services and loan insurance revenues. Credit fees were C$4 million higher due to pricing initiatives. Capital market fees decreased by C$5 million reflecting a lower level of activity than in the prior quarter, while securitisation income was C$26 million lower reflecting a lower volume of transactions compared to the first quarter.

On a year-to-date basis, non-interest revenue was C$437 million in 2010, compared with C$566 million in the same period last year, a decrease of C$129 million, or 22.8 per cent. Other mark to market losses were C$137 million which compared to gains of C$49 million, recorded in the same period in 2009, an adverse impact of C$186 million. Excluding the impact of these items, non-interest revenue increased by C$57 million or 11.0 per cent. Credit fees were C$21 million higher due to pricing initiatives, while investment administration fees were C$15 million higher reflecting the increased average market values of customer portfolios as well as increased sales of investment products. Securitisation income was C$11 million higher reflecting a higher volume of transactions compared to the previous year. Other income was C$43 million higher particularly due to increases in fees from Investor Immigrant Services of C$10 million, increased loan insurance revenues and increases in recoveries from other HSBC Group companies, while 2009 reflected the adverse impact of a C$20 million loss contingency. Trading revenue was C$23 million lower as 2009 benefited from of volatile interest and foreign exchange markets. Gains on available-for-sale securities were C$13 million lower.

Non-interest expenses

Non-interest expenses of C$353 million in the second quarter of 2010 were C$12 million or 3.5 per cent higher than the same period in 2009. Salaries and employee benefits were little changed compared to the previous year. Full time salaries in the Consumer Finance business decreased following reductions in branch operations and there were lower stock-based compensation costs. However, these were offset by increased salary expenses relating to the delivery of technology services to other HSBC Group companies which increased reflecting the corresponding level of revenue noted above, and increased performance based incentives as a result of better underlying performance. Premises and equipment expenses increased marginally due to the termination of certain equipment contracts. Other non-interest expenses were C$9 million higher mainly due to increased expenses related to the delivery of technology services to other HSBC Group companies. The cost efficiency ratio for the second quarter of 2010 was 53.2 per cent compared to 51.9 per cent in the same period in 2009 mainly as a reflection of the adverse swing in other mark-to-market accounting gains, net, which is a non-cash income or expense item. Excluding the impact of this swing, the cost efficiency ratio would have improved by 1.8 percentage points. Non-interest expenses for the three months ended 30 June 2010 were C$18 million or 5.4 per cent higher than the first quarter of 2010. Salaries and employee benefits were C$11 million higher mainly due to higher performance based incentives and expenses relating to implementing certain restructuring initiatives. Premises and equipment expenses were C$5 million higher mainly due to property tax payments as well as certain contract termination expenses. Other expenses increased marginally. The cost efficiency ratio was 53.2 per cent compared to 61.4 per cent in the first quarter as a result of the impact of other mark-to-market losses noted above. Excluding the impact of this item, the cost efficiency ratio would have increased marginally.

On a year-to-date basis, non-interest expenses were C$688 million in 2010, compared with C$666 million in the same period last year, an increase of C$22 million or 3.3 per cent. Salaries and employee benefits were C$6 million lower mainly due to lower full time salaries in the Consumer Finance business following reductions in branch operations and lower stock based compensation following reductions in awards, offset by slightly higher performance based incentives. Premises and equipment expense were little changed compared to the same period in 2009. Other non-interest expenses were C$26 million higher mainly due to increased expenses relating to the delivery of technology services to other HSBC Group companies, increased brokerage expenses resulting from increased activity in our Immigrant Investor Services business and increased marketing expenditures as the bank continues to promote its brand. This was partially offset by reductions in corporate capital taxes. On a year-to-date basis, the cost efficiency ratio was 56.9 per cent compared to 51.9 per cent in 2009. Excluding the impact of mark-to-market items, the cost efficiency ratio would have improved by 2.8 percentage points.

Credit quality and provision for credit losses

Provision for credit losses was C$66 million for the second quarter of 2010, compared with C$126 million in the second quarter of 2009, and C$63 million for the first quarter of 2010. Although conditions still remain uncertain, the improvement in the second quarter of 2010 compared to the same quarter in 2009 was due to a decrease in specific provisions for credit losses reflecting improved economic conditions and lower delinquencies in our Consumer Finance business. The reduction in expense compared to the same period in the previous year included C$22 million relating to core banking operations and C$38 million for Consumer Finance.

Gross impaired credit exposures were C$911 million, compared with C$1,022 million at 31 December 2009 and C$1,088 million at 30 June 2009. Total impaired exposures, net of specific allowances for credit losses, were C$717 million at 30 June 2010 compared with C$836 million at 31 December 2009 and C$850 million at 30 June 2009. Total impaired exposures includes C$171 million (31 December 2009 – C$214 million, 30 June 2009 – C$222 million) of Consumer Finance and other consumer loans, for which impairment is assessed collectively. The general allowance applicable to Consumer Finance loans was C$158 million compared to C$201 million at 31 December 2009 and C$221 million at 30 June 2009. The total general allowance was C$411 million compared to C$452 million and C$480 million at 31 December 2009 and 30 June 2009 respectively. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, was 1.4 per cent at 30 June 2010, slightly lower than 1.5 per cent at 31 December 2009 and 30 June 2009.

Income taxes

The effective tax rate in the second quarter of 2010 was 29.8 per cent, compared with 29.5 per cent in the same quarter of 2009 and 30.3 per cent in the first quarter of 2010.

Balance sheet

Total assets at 30 June 2010 were C$71.5 billion, an increase of C$0.2 billion from 31 December 2009 and C$1.0 billion from 30 June 2009. This mainly resulted from increased liquidity, which remained strong at 30 June 2010, with C$26.0 billion of cash resources, securities and reverse repurchase agreements, compared to C$25.1 billion at 31 December 2009 and C$21.4 billion at 30 June 2009. This was offset by a decrease of C$0.9 billion in business and government loans and customers liabilities under acceptances from the end of 2009. This arose as a result of lower borrowing demands from clients who are de-leveraging their exposures following the effect of the world-wide recession and a reduction in our real estate exposures. There was also a decrease in Consumer Finance receivables of C$0.4 billion as a result of lower loan originations arising from credit tightening decisions. New loan originations increased the net amount of residential mortgages outstanding by C$0.2 billion. There was also a demand in our Personal Financial Services business for consumer loans and personal lines of credit which increased C$ 0.2 billion.

Total deposits increased to C$51.8 billion at 30 June 2010 from C$50.2 billion at 31 December 2009 and C$49.6 billion at 30 June 2009. The main drivers for increases were business deposits together with smaller increases in wholesale deposits, included in business and government deposits.

Total assets under administration

Funds under management were C$27.9 billion at 30 June 2010 a decrease of C$0.3 billion from 31 December 2009 and an increase of C$3.4 billion from 30 June 2009. Including custody and administration balances, total assets under administration were C$37.4 billion compared with C$38.9 billion at 31 December 2009 and C$33.9 billion at 30 June 2009.

Capital management and regulatory capital ratios

Capital adequacy ratios calculated in accordance with the Basel II framework were 13.0 per cent for tier 1 and 15.6 per cent for total capital at 30 June 2010 compared with 12.1 per cent and 14.9 per cent at 31 December 2009, and 11.2 per cent and 13.8 per cent at 30 June 2009 respectively.

Dividends

During the second quarter of 2010, the bank declared and paid C$65 million in dividends on HSBC Bank Canada common shares, C$5 million lower than the same period in 2009. The total common dividends for 2010 are not expected to exceed the amounts declared and paid in 2009.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares – Series C, 31.25 cents per share on Class 1 Preferred Shares – Series D, 41.25 cents per share on Class 1 Preferred Shares – Series E and 7.75 cents per share on Class 2 Preferred Shares – Series B. Dividends will be payable on 30 September 2010, for shareholders of record on 15 September 2010.

Reclassification and presentation

The bank provides services or enter into transactions with a number of HSBC Group companies regarding the sharing of cost of development by Canadian employees for certain technology platforms used by HSBC around the world. In previous periods, the bank has reported the salary and related direct expenses for these employees and the recovery of these expenditures on a net basis as part of “Non-interest expenses, Other”. Effective for the first quarter of 2010, the bank has reported the impact of these transactions on a gross basis by increasing the appropriate expense categories and reclassifying the recovery of these expenditures to “Non-interest revenue, Other”. Prior periods have also been reclassified to conform to the current year's presentation. The impact of this reclassification resulted in increases in these reported items as follows:

	Quarter ended			Half-year ended
Figures in C$ millions	30 June	31 March	30 June	30 June	30 June
	2010	2010	2009	2010	2009

Non-interest revenue
Other	$40	$38	$38	$78	$72

Non-interest expense
Salaries and employee benefits	22	22	22	44	46
Premises and equipment	–	1	2	1	3
Other	18	15	14	33	23
	$40	$38	$38	$78	$72

The impact of these items on the cost efficiency ratios was an increase for each of the periods as follows:

	Quarter ended			Half-year ended
	30 June	31 March	30 June	30 June	30 June
	2010	2010	2009	2010	2009

Cost efficiency ratio	3.0%	2.9%	3.0%	3.0%	2.9%

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 260 offices, including over 140 bank branches and is the leading international bank in Canada. With around 8,000 offices in 88 countries and territories and assets of US$2,364 billion at 31 December 2009, the HSBC Group is one of the world’s largest banking and financial services organisations. Visit the bank’s website at hsbc.ca for more information about HSBC Bank Canada and its products and services.

Media enquiries to:                 Ernest Yee                   604-641-2973

                    Sharon Wilks               416-868-3878

Copies of HSBC Bank Canada’s second quarter 2010 report will be sent to shareholders in August 2010.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation level and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and the bank’s net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank’s revenues. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact the bank’s results and financial condition.

Summary

	Quarter ended			Half-year ended
Figures in C$ millions	30 June	31 March	30 June	30 June	30 June
(except per share amounts)	2010	2010	2009	2010	2009

Earnings
Net income attributable to common shares	$152	$84	$114	$236	$199
Basic earnings per share (C$)	0.30	0.17	0.23	0.47	0.40

Performance ratios (%)
Return on average common equity	17.6	9.9	13.3	13.8	11.6
Return on average assets	0.85	0.47	0.65	0.66	0.57
Net interest marginW	2.55	2.50	2.42	2.52	2.36
Cost efficiency ratioWW	53.2	61.4	51.9	56.9	51.9
Non-interest revenue: total revenue ratioWWW	40.8	30.4	44.0	36.1	44.1

Credit information
Gross impaired credit exposures	$911	$976	$1,088
Allowance for credit losses
– Balance at end of period	605	633	718
– As a percentage of gross impaired credit exposures	66.4%	64.9%	66.0%
– As a percentage of gross loans and acceptances	1.4%	1.5%	1.5%

Average balances
Assets	$72,109	$72,009	$70,329	$72,061	$70,895
Loans	36,220	36,810	40,296	36,514	41,235
Deposits	52,929	53,320	50,605	53,123	51,063
Common equity	3,433	3,468	3,441	3,451	3,451

Capital ratios (%)WWWW
Tier 1	13.0	12.3	11.2
Total capital	15.6	14.8	13.8

Total assets under administration
Funds under management	$27,890	$30,382	$24,469
Custody accounts	9,535	10,730	9,451
Total assets under administration	$37,425	$41,112	$33,920

W Net interest margin is net interest income divided by average interest earning assets for the period.
WW The cost efficiency ratio is defined as non-interest expenses divided by total revenue. Reclassified for certain group technology changes as noted on page 7.
WWW Net interest revenue: total revenue ratio. Reclassified as noted in WW above.
WWWWCalculated using guidelines issued by the Office of the Superintendent of Financial Institution Canada in accordance with Basel II capital adequacy framework.

Consolidated Statement of Income (Unaudited)

	Quarter ended			Half-year ended
Figures in C$ millions	30 June	31 March	30 June	30 June	30 June
(except per share amounts)	2010	2010	2009	2010	2009

Interest income
Loans	$444	$440	$496	$884	$1,047
Securities	70	68	68	138	136
Deposits with regulated financial institutions	3	4	3	7	7
	517	512	567	1,029	1,190

Interest expense
Deposits	98	97	159	195	384
Interest bearing liabilities of subsidiaries, other than deposits	18	26	31	44	69
Debentures	8	9	9	17	19
	124	132	199	256	472

Net interest income	393	380	368	773	718

Non-interest revenue
Deposit and payment service charges	28	27	27	55	54
Credit fees	49	45	39	94	73
Capital market fees	27	32	34	59	60
Investment administration fees	36	33	28	69	54
Foreign exchange	13	11	9	24	19
Trade finance	5	6	6	11	13
Trading revenue	46	20	48	66	89
Gains on available-for-sale and other securities	6	3	22	9	22
Securitization income	12	38	4	50	39
Other	74	63	58	137	94
Other mark-to-market accounting gains/ (losses), net	(25)	(112)	14	(137)	49
	271	166	289	437	566
Total revenue	664	546	657	1,210	1,284

Non-interest expenses
Salaries and employee benefits	188	177	187	365	371
Premises and equipment	47	42	45	89	87
Other	118	116	109	234	208
	353	335	341	688	666

Net operating income before provision for credit losses	311	211	316	522	618
Provision for credit losses	66	63	126	129	287
Income before provision for income taxes and non-controlling interest in income of trust	245	148	190	393	331
Provision for income taxes	71	43	54	114	93
Non-controlling interest in income of trust	7	6	7	13	13
Net income	$167	$99	$129	$266	$225

Preferred share dividends	15	15	15	30	26
Net income attributable to common shares	$152	$84	$114	$236	$199

Average common shares outstanding (000)	498,668	498,668	498,668	498,668	498,668
Basic earnings per share (C$)	0.30	0.17	0.23	0.47	0.40

Condensed Consolidated Balance Sheet (Unaudited)

	At 30 June	At 31 December	At 30 June
Figures in C$ millions	2010	2009	2009

Assets
Cash resources
Cash and non-interest bearing deposits with the Bank of Canada and other banks	$588	$652	$688
Deposits with regulated financial institutions	1,222	1,245	1,322
	1,810	1,897	2,010

Securities
Available-for-sale	13,276	12,682	10,866
Held-for-trading	2,450	1,986	2,222
Other	40	41	53
	15,766	14,709	13,141

Securities purchased under reverse repurchase agreements	8,374	8,496	6,211

Loans
Business and government	17,926	18,442	20,401
Residential mortgages	11,566	11,359	11,580
Consumer finance loans	2,777	3,199	3,494
Other consumer loans	5,988	5,742	5,617
Allowance for credit losses	(605)	(638)	(718)
	37,652	38,104	40,374
Other
Customers’ liability under acceptances	4,593	4,966	5,605
Derivatives	1,349	1,100	1,419
Land, buildings and equipment	125	142	121
Other assets	1,825	1,923	1,593
	7,892	8,131	8,738
	$71,494	$71,337	$70,474

Liabilities and shareholders’ equity
Deposits
Regulated financial institutions	$965	$754	$1,040
Individuals	21,642	21,578	22,036
Businesses and governments	29,179	27,875	26,497
	51,786	50,207	49,573
Other
Acceptances	4,593	4,966	5,605
Interest bearing liabilities of subsidiaries, other than deposits	2,359	3,324	3,276
Derivatives	1,030	897	1,088
Securities sold under repurchase agreements	1,411	2,517	1,892
Securities sold short	1,572	1,148	925
Other liabilities	3,055	2,650	2,548
Non-controlling interest in trust and subsidiary	430	430	430
	14,450	15,932	15,764

Subordinated debentures	742	834	826
Shareholders’ equity
Capital stock
Preferred shares	946	946	946
Common shares	1,225	1,225	1,225
Contributed surplus	10	7	2
Retained earnings	2,209	2,113	2,004
Accumulated other comprehensive income	126	73	134
	4,516	4,364	4,311
Total liabilities and shareholders’ equity	$71,494	$71,337	$70,474

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended			Half-year ended
Figures in C$ millions	30 June	31 March	30 June	30 June	30 June
	2010	2010	2009	2010	2009

Cash flows provided by (used in)
– operating activities	$143	$544	$(91)	$687	$41
– financing activities	191	(853)	324	(662)	(2,016)
– investing activities	(305)	215	9	(90)	2,230

Increase (decrease) in cash and cash equivalents	29	(94)	242	(65)	255
Cash and cash equivalents, beginning of period	545	639	433	639	420
Cash and cash equivalents, end of period	$574	$545	$675	$574	$675

Represented by
– Cash resources per balance sheet	$588	$559	$688
– less non-operating depositsW	(14)	(14)	(13)
– Cash and cash equivalents, end of period	$574	$545	$675

W Non-operating deposits are comprised primarily of cash restricted for recourse on securitization transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:

Name: P A Stafford

Title: Assistant Group Secretary

Date:   22 July, 2010